Exhibit 4.76

Dalian Aviation Changzheng Technology Development Co.,

Ltd.

English Summary of Equity Transfer Agreement

December 2013

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English Summary of Equity Transfer Agreement

THIS AGREEMENT is made as of December 30, 2013 by and between:

Transferor: Beijing Ninetowns Ports Software and Technology Co., Ltd. (hereinafter referred to as “Party A”)

Transferee: CASC Wanyuan Industrial Company (hereinafter referred to as “Party B”)

WHEREAS,

1. The National Audit Office raises the audit extension and correction requirement for Dalian Aviation Scientific Research Experiment Center Project (hereinafter referred to as “Dalian Project”). Party A and Party B agree to implement the said audit extension and correction requirement in a manner that Party A transfers all its equity in Dalian Aviation Changzheng Technology Development Co., Ltd. (hereinafter referred to as “Dalian Company”) (accounting for 70% of the registered capital of Dalian Company) to Party B and signed the Letter of Intent on Equity Transfer on December 3, 2013;

2. Party A and Party B understand in the documents relating to audit extension by the National Audit Office and corrective actions on Dalian Project as well as the Letter of Intent on Equity Transfer that all the rights and obligations for scientific research project subsidy of RMB276.2 million appropriated to Dalian Company by Dalian High-tech Industry Park Management Committee in respect of six software projects belong to China Academy of Launch Vehicle Technology and this technology project subsidy of RMB276.2 million and all the interests, responsibilities and obligations related thereto are irrelevant to the present equity transfer;

3. The intermediary agency engaged by Party B has completed the relevant financial audit, asset appraisal and legal due diligence investigation work on Dalian Company and submitted relevant reports to Party B.

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Adhering to the principles of actively implementing the National Audit Office’s audit extension and correction requirement for Dalian Project, equality and mutual benefit and after friendly negotiations, Party A and Party B hereby enter into this Agreement in respect of equity transfer:

Article 1 Subject Matter of Transfer

1.1 Party A agrees to transfer all its equity lawfully held in Dalian Company, i.e. all its equity accounting for 70% of the registered capital of Dalian Company, to Party B, and Party B agrees to accept the said equity.

1.2 The said equity Party A agrees to transfer and Party B agrees to accept includes any and all interests, rights and liabilities incidental thereto. Party A guarantees that the said equity is free and clear of any (including, but not limited to) lien, right of pledge and other third-party interests or claims.

1.3 Following effectiveness of this Agreement, except to the extent necessary for the performance of this Agreement, Party A will cease to take any liability or obligation for the operation, management, claims and debts of Dalian Company.

Article 2 Equity Transfer Price and Payment

2.1 Party A agrees to transfer all its equity lawfully held in Dalian Company, i.e. all its equity accounting for 70% of the registered capital of Dalian Company, at a price of RMB155,569,700 (in words: RMB one hundred and fifty-five million five hundred and sixty-nine thousand seven hundred) (“Equity Transfer Price”), to Party B according to the conditions as set forth herein, and Party B agrees to accept the said equity at such price.

2.2 Party A and Party B acknowledge that the financial account reference date of Dalian Company in connection with the determination of the Equity Transfer Price is October 31, 2013 and all the assets and liabilities of Dalian Company as at such reference date are subject to the data as confirmed in RuiHuaZhuanShenZi 2013 No.90440022 Audit Report (Exhibit 1) issued by Ruihua Certified Public Accountants LLP.

2.3 Party A and Party B agree that Party B will pay and Party A will receive the said Equity Transfer Price as follows:

2.3.1 Within five working days following effectiveness of this Agreement, Party B shall pay 50% of the total Equity Transfer Price, i.e. RMB77,784,850 (in words: RMB seventy-seven million seven hundred and eighty-four thousand eight hundred and fifty), to Party A;

2.3.2 Within thirty days following effectiveness of this Agreement and upon completion of management handover, Party B shall pay 30% of the total Equity Transfer Price, i.e. RMB46,670,910 (in words: RMB forty-six million six hundred and seventy thousand nine hundred and ten), to Party A;

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2.3.3 Within ten days following completion of AIC change registration procedures, Party B shall pay 18% of the total Equity Transfer Price, i.e. RMB28,002,546 (in words: RMB twenty-eight million two thousand five hundred and forty-six), to Party A;

2.3.4 The remaining 2% price shall be paid within one year following effectiveness of this Agreement or within ten days after Dalian Company obtains the presale permit of the commercial residential housing of Phase I Project (whichever comes first).

2.4 Party A agrees to cooperate with Dalian Company and Party B in completing all the AIC change registration procedures concerning equity transfer at one time within five (5) days after receiving the Equity Transfer Price payments as provided for in Article 2.3.1 and Article 2.3.2 hereof.

2.5 Party A’s bank account receiving the Equity Transfer Price paid by Party B

Article 3 Place of Signing

Place of signing of this Agreement: Beijing, the People’s Republic of China

Article 4 Party A’s Representations

4.1 Party A is the only owner of the equity transferred under Article 1 hereof. Such ownership is free and clear of any right defect. Party A agrees to take any and all legal consequences in connection therewith.

4.2 As one shareholder of Dalian Company, Party A has fully performed its obligation of making capital contributions to the registered capital of Dalian Company. Party A’s capital contributions are free and clear of any legal defect. Party A agrees to take any and all legal consequences in connection therewith.

4.3 As from the date when Party A receives the equity transfer price paid by Party B, Party A shall cease to have the relevant shareholder rights and undertake the relevant shareholder responsibilities.

4.4 Party A undertakes to assist Dalian Company and Party B in completing the AIC change registration procedures of Dalian Company pursuant to the provisions hereof.

4.5 Party A undertakes to assign dedicated persons to be in charge of the work handover with the persons assigned by Party B.

4.6 Party A has and possesses the necessary power or full authority to execute, and is capable of performing, this Agreement.

4.7 As of the execution date hereof, no court, arbitration organization, administrative organ or supervisory authority has entered or rendered a judgment, decision or award or performed an administrative act that has a material adverse effect on Party A’s execution and performance of this Agreement; and no cause attributable to Party A prevents this Agreement from becoming effective on its effective date and binding on Party A.

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Article 5 Party B’s Representations

5.1 Party B has and possesses the necessary power or full authority to execute, and is capable of performing, this Agreement.

5.2 As of the execution date hereof, no court, arbitration organization, administrative organ or supervisory authority has entered or rendered a judgment, decision or award or performed an administrative act that has a material adverse effect on Party B’s execution and performance of this Agreement; and no cause attributable to Party B prevents this Agreement from becoming effective on its effective date and binding on Party B.

5.3 Party B warrants to perform the price payment obligation as provided for in Article 2 hereof and the source of fund is lawful and sufficient.

5.4 Party B undertakes to go through the handover of the AIC change registration and management affairs pursuant to the provisions herein.

Article 6 Corporate Governance of Dalian Company within Transition Period

6.1 Party A and Party B agree that the period commencing on the effective date of this Agreement and ending on the date of completion of AIC change registration procedures is the transition period of the corporate governance of Dalian Company arising from equity transfer hereunder.

6.2 Party A and Party B agree that as from the effective date of this Agreement, the directors and supervisors nominated by Party A and appointed by the shareholders’ meeting of Dalian Company are relieved of their office and cease to exercise their functions and powers as directors and supervisors and perform their duties as directors and supervisors; the incumbent directors and supervisors nominated by Party B and appointed by the shareholders’ meeting of Dalian Company form the board of directors and board of supervisors of Dalian Company for the said transition period respectively to exercise their functions and powers as directors and supervisors, perform their duties as directors and supervisors and undertake their responsibilities to Dalian Company and its shareholders in accordance with law.

6.3 Within the transition period, when the board of directors of Dalian Company performs its duties, the board of directors shall not adopt or make the resolutions or decisions on:

6.3.1 the division of Dalian Company;

6.3.2 donating the assets of Dalian Company to a third person, including related party;

6.3.3 disposing of (selling, leasing out or mortgaging) any land use right and construction in progress owned by Dalian Company;

6.3.4 approving the execution of any contract with a 5% deviation from fair market value;

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6.3.5 financing from outside or providing guarantees, which causes Dalian Company to undertake debt or guarantee obligations.

6.4 Within the transition period, the board of directors of Dalian Company shall guarantee the prudent operations of Dalian Company that are substantially identical to those before, maintain the normal status of Dalian Company and ensure that business operations and corporate property rights are not jeopardized.

6.5 Party B shall warrant that within the transition period, the board of directors of Dalian Company will not adopt resolutions on any of the prohibited matters as provided for in Article 6.3 hereof.

Article 7 Handover of Management Right

7.1 Party A and Party B agree that following effectiveness of this Agreement and as from the date when Party B pays 50% of the transfer price, the senior executives of Dalian Company nominated by the directors from Party A and appointed by the board of directors of Dalian Company are relieved of their office and the board of directors of Dalian Company for the transition period appoints their successors to exercise functions and powers as senior executives of Dalian Company, perform duties as senior executives of Dalian Company and assume liabilities to Dalian Company and its shareholders in accordance with law.

7.2 Party A and Party B agree that following effectiveness of this Agreement and as from the date when Party B pays 50% of the transfer price, Party A shall designate dedicated persons as well as related persons of Dalian Company to hand over company’s seals (including common seal, contract seal and financial seal), account books, business license, tax registration certificate and other organization and financial licenses and permits to the persons assigned by Party B and Party B shall complete the change of name seal reserved with the bank within 3 days; Party B shall bear the joint liability for the lawful use by the above assigned persons of the said seals, licenses and permits.

7.3 Party A and Party B agree that the dedicated persons designated by Party A and the persons assigned by Party B will prepare the handover list by items and categories for the purpose of handover work based on the contents of the management and property handover matters of Dalian Company. The handover work on management shall be based on the management classification of Dalian Company; the handover work on property shall be based on the matters covered by the said audit report; the handover work on construction projects and their archives shall be based on the declared items and performed on item by item basis. Related persons shall prepare on item by item basis and sign the handover work list for all handover work. Those handover matters in dispute shall be temporarily shelved and handled separately after negotiations. The overall progress of handover work shall not be affected thereby.

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7.4 Party A and Party B agree that the disputed matters that are temporarily shelved in the course of management handover shall be resolved by both parties through negotiations and if efforts to negotiate fail, such disputed matters may be resolved by any other means.

7.5 Party A and Party B determine that the duration of management handover is 30 days and may be extended after negotiations if any dispute occurs.

Article 8 Special Provisions

8.1 Termination of articles of association of Dalian Company

Party A and Party B agree that as from the effective date of this Agreement, the existing articles of association of Dalian Company shall cease to be valid, unless a shareholders’ meeting is held pursuant to the provisions of Article 7.3 hereof. Party B shall formulate new articles of association, which shall become effective upon completion of equity closing procedures and filing with the administration of industry and commerce. Party A and Party B shall deal with the mutual right and obligation relationships in accordance with the Company Law, the Contract Law and this Agreement.

8.2 Termination of shareholders’ rights and obligations

Party A and Party B agree that as from the commencement date of management handover of Dalian Company, Party A will cease to participate in any business decision, operation and management of Dalian Company and to be liable for any new responsibility or debts incurred by Dalian Company after that date. The claims and debts of Dalian Company confirmed after auditing on the reference date shall pass to Dalian Company and Party B in accordance with law.

8.3 Party A and Party B note that because the following two significant uncertainties exist in respect of the present equity transfer and their occurrences will have a material effect on the result of the present equity transfer, both parties decide to define these two significant uncertainties as the reserved matters on special responsibilities and obligations for the present equity transfer, i.e. if these two significant uncertainties will not exempt Party A from its responsibilities and obligations by reason of the present equity transfer:

(1) Completion acceptance of construction works of Phase I Project of Dalian Company;

(2) Phase II Project of Dalian Company obtains the State-owned Land Use Permit.

As for the above reserved matters on special responsibilities and obligations, Party A solemnly undertakes that:

(1) The said reserved matters on special responsibilities and obligations have no legal barriers and if any barrier exists, Party A will complete the work on two reserved matters;

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(2) If any unavoidable significant risk occurs or relevant costs or losses are incurred as a result of completing the above reserved matters on special responsibilities and obligations, and evidence shows that the foregoing occurs for any cause attributable to Party A, Party A will take the responsibilities in the same manner as Party A takes the responsibilities prior to the present equity transfer.

Article 9 Assumption of Taxes and Costs Related to Equity Transfer

9.1 Both parties agree that the taxes and costs incurred in connection with the equity transfer hereunder shall be borne by both parties respectively if related laws and regulations so require.

9.2 Both parties agree that the costs incurred in connection with the procedures related to the equity transfer hereunder shall be equally borne by both parties.

9.3 The taxes and costs or any increase in taxes and costs incurred for any cause attributable to either party shall be borne by such party.

9.4 As for the costs shared by both parties, within five (5) working days after one party makes full payment on behalf of the other party, the other party shall pay the portion payable by itself to the paying party.

Article 10 Amendment and Termination of Agreement

10.1 This Agreement shall not be amended or terminated, except with the mutual consent of both parties.

10.2 If any circumstance occurs that this Agreement must be amended or terminated, this Agreement may be amended or terminated, provided, however, that Party A and Party B shall sign a written amendment or termination agreement. If any such amendment or termination has to be reported to the National Audit Office, such amendment or termination shall become effective upon review by the National Audit Office and approval by Party B’s higher-level authority.

Article 11 Breaching Liability

11.1 Where either party fails to perform or materially breaches any provision of this Agreement, the breaching party shall indemnify the non-breaching party against all its economic losses. Except as otherwise provided for herein, the non-breaching party shall also be entitled to terminate this Agreement and claim all its economic losses incurred as a result thereof against the breaching party;

11.2 Where Party B fails to pay the equity price on time as provided for in Article 2 hereof or either party fails to complete the AIC change registration procedures in time, Party B or such party shall pay the overdue fine of 0.05% of the delayed price portion per delayed day. Following the payment of such overdue fine, if the losses caused to the other party by such breach exceeds such overdue fine or such breach causes other damages to the other party, then the other party’s right to claim compensation for the losses in excess of such overdue fine or other damages shall not be jeopardized thereby.

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Article 12 Confidentiality

12.1 Without the written consent of the other party, neither party may disclose the contents of this Agreement and related archives as well as the business secrets or related information known by such party during the performance of this Agreement to any third person other than Party A and Party B, but this requirement is not applicable to the persons entitled to know the same and the contents that must be disclosed under requirement of laws and regulations.

12.2 This confidentiality clause is an independent provision. Irrespective of the execution, modification, cancellation or termination of this Agreement, this confidentiality clause shall be valid.

Article 13 Dispute Resolution

13.1 Any dispute between both parties arising from the performance of or in connection with this Agreement shall be resolved through friendly and amicable negotiations.

13.2 If efforts to negotiate have failed, either party may file a lawsuit for the resolution of any such dispute before the court of competent jurisdiction in the place where this Agreement is signed.

Article 14 Effectiveness and Miscellaneous

14.1 This Agreement shall become effective upon execution and stamping by the representatives of Party A and Party B, review by the National Audit Office and approval by Party B’s higher-level authority.

14.2 Any matter not covered herein shall be resolved by both parties in a down to earth manner and through friendly negotiations. A supplemental agreement may be signed subject to mutual consent of both parties and becomes effective upon review by the National Audit Office and approval by Party B’s higher-level authority. Such supplemental agreement shall have the same effect as this Agreement.

14.3 The formation, validity, construction and termination of this Agreement as well as dispute resolution shall be governed by the laws of the People’s Republic of China.

14.4 This Agreement is executed in eight originals, three for Party A, three for Party B, one for Dalian Company and one for industrial and commercial registration authority. All the originals shall have the same legal effect.

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(Signature page)

Transferor: Beijing Ninetowns Ports Software and Technology Co., Ltd.	Transferee: CASC Wanyuan Industrial Company

Legal representative or authorized signatory:	Legal representative or authorized signatory:

December 30, 2013

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